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                                                                    EXHIBIT 99.2


July 15, 1999

Sandy McBride
Active Software, Inc.
333 Octavius Drive
Santa Clara, CA 95054

Dear Ms. McBride,

Per our discussion, you have approval to use the following statistics as stated below (in bold) showing Yankee Group's estimated total application and data integration software market size and growth rate projected to the end of 2001.

From the Active Software prospectus (page 36, paragraph 2, Industry Background)

"Driven by the increasingly business-critical need for integration, the application and data integration software market is projected by the Yankee Group to reach a total size of $5 billion by 2001."

Attached are the Yankee Group estimates.

Sincerely,

/s/ Lisa Williams

Lisa Williams
Senior Analyst, Enterprise Commerce and Applications
Yankee Group

Attachment